UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)


                                  927428 20 1
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                                 (CUSIP Number)


                                  Peter D. Anzo
                     President and Chief Executive Officer
                      Vinings Investment Properties Trust
                       3111 Paces Mill Road, Suite A-200
                               Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 29, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  927428 20 1                          13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Hirsch Investments, LLC
                                  58-24437171

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*
                                       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Georgia
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             84,500
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       84,500

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      84,500 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.68%

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 14   TYPE OF REPORTING PERSON*

                                       00
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

                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER
----------------------------
The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), Of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 2839 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

This Schedule 13D is filed by Hirsch Investments, LLC, a Georgia limited liability company ("Hirsch Investments") and its Managers, Mr. Seth Greenberg ("Mr. Greenberg") and Mr. David Hirsch ("Mr. Hirsch"). Both Mr. Greenberg and Mr. Hirsch are citizens of the United States.

Hirsch Investments' principal business is investments, and its principal business and office addresses are 2700 Delk Road, Suite 100, Marietta, GA 30067.

Mr. Greenberg and Mr. Hirsch's principal business is investments, and Mr. Greenberg and Mr. Hirsch's principal business and office addresses are 2700 Delk Road, Suite 100, Marietta, GA 30067.

During the last five years, neither Hirsch Investments nor Messrs. Greenberg and Hirsch have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
----------------------------------------------------------

Effective March 1, 2000, in a private transaction which was completed approximately March 17, 2000, Hirsch Investments purchased 77,000 Shares of the Trust from certain other shareholders for a price of $5.45 per Share, for the aggregate purchase price of $419,650.

Pursuant to a purchase of shares on the over-the-counter (OTC) market on June 13, 2000, Hirsch Investments purchased 7,500 Shares of the Trust for a price of $3.125 per Share, for an aggregate purchase price of $23,438.

The source of the funds for the purchase of the 84,500 Shares was from personal funds of Messrs. Greenberg and Hirsch.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

As described in Item 3 above, Hirsch Investments purchased 77,000 Shares of the Trust in a private transaction for the aggregate purchase of $419,650 and, in a separate transaction, Hirsch Investments purchased 7,500 Shares of the Trust for the aggregate purchase price of $22,500 for investment purposes only.

Messrs. Greenberg and Hirsch have no present plan or proposal, which relate to or would result in:

(a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust; however, no assurance can be given that Messrs. Hirsch and Greenberg may not, from time to time, acquire or dispose of additional securities of the Trust depending on future market conditions;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its Subsidiaries;

(c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER:
-----------------------------------------

(a) According to the Trust's most recent Form 10-Q filed on May 17, 2000 with the Securities and Exchange Commission there were 1,100,491 Shares of Common stock issued and outstanding.

Hirsch Investments has purchased an aggregate of 84,500 Shares of the Trust, representing 7.68% of the issued and outstanding Shares effective June 13, 2000. Messrs. Hirsch and Greenberg may be deemed to beneficially own the 84,500 Shares by virtue of their shared controlling interests in Hirsch Investments.

(b) Messrs. Hirsch and Greenberg share the power to vote and share dispositive power over the 84,500 Shares.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
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Not applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------
Not applicable



                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Hirsch Investments, LLC

Date: June 14 , 2000                         By:
                                                 _______________________________
                                                 Signature


                                                 Seth Greenberg, Manager
                                                 -------------------------------
                                                 Name/Title



Date: June 14 , 2000                         By:
                                                 ______________________________
                                                 Signature


                                                 David Hirsch, Manager
                                                 -------------------------------
                                                 Name/Title